Exhibit 99.1

Mercurity Fintech Officially Joins Russell 2000 Index

Inclusion took effect after market close on June 27, strengthening institutional investor access and market visibility

June 30, 2025 09:00 ET | Source: Mercurity Fintech Holding Inc.

New York, NY, June 30, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced that it has officially joined the Russell 2000® Index, effective after the U.S. market close on June 27. The inclusion follows MFH’s addition to the preliminary reconstitution list announced on May 23, 2025, as part of FTSE Russell’s annual index review process.

MFH has also been included in the broader Russell 3000® Index, marking a significant milestone for the Company as it gains access to a broader base of institutional investors who track these widely followed benchmarks.

“Being included in the Russell 2000 validates our strategic focus on blockchain-based financial infrastructure and reflects our growing market presence,” said Shi Qiu, CEO of Mercurity Fintech. “This inclusion has opened doors to institutional investors—both passive and active—who rely on Russell indexes for their investment strategies, potentially increasing awareness and visibility for MFH among professional investment managers.”

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, representing approximately 10% of the total market capitalization of the Russell 3000. The annual reconstitution process captures the 4,000 largest U.S. stocks as of April 30, ranked by total market capitalization, with membership determined primarily through objective market-cap rankings and style attributes.

As of June 2024, approximately $10.6 trillion in assets were benchmarked to Russell U.S. indexes, which FTSE Russell, a leading global index provider, maintains. The indexes serve as benchmarks for investment managers and institutional investors operating both index funds and active investment strategies.

“This milestone reflects the value we’re creating at the intersection of traditional finance and blockchain innovation,” Qiu added. “As we continue executing our strategy, including our recently announced Bitcoin treasury reserve initiative, we’re well-positioned to capitalize on the increased institutional awareness that comes with Russell Index membership.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com